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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 7)

                             Eljer Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock with $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    287161103
            -------------------------------------------------------------
                                 (CUSIP Number)

                                James P. Lennane
                          4820 Bayshore Drive, Suite D
                             Naples, Florida  33962
                                 (941) 732-5500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 31, 1996
            -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D
CUSIP No. 287161103                                       Page  2  of  4  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

            James P. Lennane
            ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
            USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power             476,400
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power             0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power             476,400
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power             0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
            476,400
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
            6.66%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
            IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

This Statement constitutes Amendment No. 7 to the Schedule 13D (the "Schedule 13D") filed by James P. Lennane, Bette M. Byouk, and Susan Kahl Lennane with respect to Common Stock with $1.00 par value, of Eljer Industries, Inc. ("Eljer"). Only those items which are hereby reported are amended. All other items remain unchanged. All capitalized items shall have the meanings assigned to them in the Schedule 13D, as amended to date, unless otherwise indicated herein.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended by the addition of the following:

     Since the last filing, Mr. Lennane has sold a total of 148,900 shares of Eljer Common Stock at an aggregate sales price of $1,547,092. All sales were through Jefferies & Company, Inc. and Sutro & Co.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended by the addition of the following:

     As of close of business on October 31, 1996, Mr. Lennane owns 476,400 shares of Common Stock of Eljer, or 6.66% of the outstanding shares of Common Stock, based upon the outstanding shares of Eljer Common Stock disclosed in Eljer's Second Quarter Report 1996. Mr. Lennane has sole beneficial ownership and voting power with respect to such shares.
     Mr. Lennane has engaged in the following transactions with respect to the Common Stock of Eljer since the last filing on Schedule 13D, which was made on October 1, 1996:

                                    Number of Shares
     Trade Date                      Bought/(Sold)            Price Per Share
     ----------                      -------------            ---------------
     October 2, 1996                     (1,000)                   $10.0000
     October 3, 1996                     (3,100)                   $10.0000
     October 3, 1996                     (1,000)                   $10.0000
     October 4, 1996                       (200)                   $10.0000
     October 4, 1996                       (800)                    $9.8750
     October 4, 1996                     (1,900)                   $10.0000
     October 7, 1996                    (10,000)                    $9.8750
     October 7, 1996                    (10,000)                    $9.8750
     October 7, 1996                     (1,000)                    $9.8750
     October 9, 1996                     (1,000)                    $9.8750
     October 10, 1996                    (1,000)                    $9.8750
     October 11, 1996                    (1,000)                   $10.0000
     October 14, 1996                    (1,000)                    $9.8750
     October 15, 1996                    (1,000)                    $9.8750
     October 16, 1996                    (1,000)                    $9.8750
     October 17, 1996                    (1,000)                    $9.7500
     October 18, 1996                    (1,000)                    $9.8750
     October 21, 1996                    (1,000)                   $10.0000
     October 21, 1996                    (2,500)                   $10.2500
     October 22, 1996                    (1,000)                   $10.0000
     October 23, 1996                    (1,000)                    $9.8750
     October 24, 1996                    (1,000)                    $9.8750

     October 24, 1996                    (1,000)                    $9.8750
     October 25, 1996                    (1,000)                    $9.8750
     October 25, 1996                    (4,800)                   $10.0000
     October 25, 1996                    (1,000)                    $9.8750
     October 28, 1996                    (2,000)                    $9.8750
     October 28, 1996                    (2,700)                   $10.0000
     October 29, 1996                    (2,000)                   $10.0000
     October 29, 1996                    (3,000)                   $10.0000
     October 30, 1996                    (2,000)                    $9.8750
     October 31, 1996                   (37,300)                   $10.9346
     October 31, 1996                   (13,000)                   $10.7500
     October 31, 1996                   (17,700)                   $10.875
     October 31, 1996                   (14,400)                   $11.0000
     October 31, 1996                    (3,500)                   $11.1250


No purchase or sales were made Ms. Lennane or Ms. Byouk with respect to the Common Stock of Eljer within the past 60 days.

All transactions were open market sales made through Jefferies & Company, Inc. and Sutro & Co. on the National Association of Securities Dealers, Inc. NASDAQ/National Market System.

Based on the above sales and the transactions detailed in the Schedule 13D, the Stockholders may be deemed to own 479,400 shares of Eljer Common Stock, which is 6.70% of the outstanding Common Stock of Eljer.








After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 31, 1996


By: /s/ James P. Lennane
   -----------------------------------
   James P. Lennane